Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences Announces F-3 Filing

New York/London, 23 January 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces the Company has today filed a Form F-3 with the Securities Exchange Commission. An F-3 filing is a shelf registration statement for securities which may enable the Company to potentially conduct a future fundraising (but absent any specific terms at the current time).

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+ 44 (0)20 7213 0880

Shore Capital (Broker) Antonio Bossi / Fiona Conroy	+44 (0)20 7601 6125

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